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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


12 June 2003


                   JUPITERS AND TABCORP FINALISE MERGER TERMS

The Boards of Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") are pleased to announce the signing of the Merger Implementation Agreement (the "Merger Agreement") relating to the proposed merger between the two companies.

Upon implementation of the merger, the merged entity will be Australia's largest gambling and entertainment company, operating approximately 18,000 gaming machines, with Keno operations on the east coast of Australia, four casino and hotel facilities in Queensland and New South Wales and off course wagering and sportsbetting operations in Victoria.

The merged entity will be well positioned to pursue growth opportunities in Australia and abroad with substantial earnings and an investment grade credit rating. In the medium term, significant value will also be able to be created for TABCORP shareholders (including former Jupiters' shareholders) from synergies within the merged entity, increased scale and business diversity and enhanced financial strength.

The merger is subject to approval by Jupiters' shareholders, the Supreme Court of Queensland and the Queensland State Government. Further conditions to the merger are described below and in the attachment to this announcement.

SCHEMES OF ARRANGEMENT
It is proposed that the merger will be implemented by way of three schemes of arrangement. The Board of Jupiters unanimously recommends that Jupiters' shareholders and optionholders support those schemes of arrangement.

Jupiters Ordinary Shares
--------------------------
Jupiters has agreed to propose to its ordinary shareholders a scheme of arrangement (the "Ordinary Scheme") whereby TABCORP will acquire all of Jupiters' 201.8 million ordinary shares. The consideration to be received by Jupiters' ordinary shareholders reflects the terms of the Ordinary Scheme announced by Jupiters and TABCORP on 5 March 2003.

Jupiters' ordinary shareholders will have the flexibility to choose to receive the consideration which best meets their individual objectives, subject to any necessary scale back:

  - under the CASH AND SHARES ALTERNATIVE, they will receive 24 TABCORP shares and $285 cash for every 100 Jupiters ordinary shares they own;

  - under the MAXIMUM CASH ALTERNATIVE, they will be able to elect to receive $285 cash and up to an additional $240 cash in lieu of TABCORP shares (to the extent cash is available from a pool of approximately $574 million) for every 100 Jupiters ordinary shares they own; and


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  -  under the MAXIMUM SHARE ALTERNATIVE, they will be able to elect to receive
     24 TABCORP shares and up to an additional 28.5 TABCORP shares in lieu of cash (to the extent TABCORP shares are available from a pool of approximately 48.4 million shares) for every 100 Jupiters ordinary shares they own.

In addition, Jupiters' ordinary shareholders will receive:

  -  a fully franked special dividend of $0.75 cash per ordinary share; and

  - a proportion of the net proceeds from the sale of Centrebet (see further details below).

The special dividend is subject to receiving satisfactory tax rulings from the ATO. If satisfactory tax rulings are not received, Jupiters' ordinary shareholders will instead receive from TABCORP an additional $0.75 per ordinary share.

The Ordinary Scheme must be approved by Jupiters' ordinary shareholders and the Court. The Ordinary Scheme is not conditional on either the RPS Scheme or the Option Scheme (see below).


Jupiters Reset Preference Shares
--------------------------------

Jupiters has agreed to propose to holders of Reset Preference Shares ("RPS") a scheme of arrangement ("the RPS Scheme") whereby TABCORP will acquire all of Jupiters' 1.9 million RPS. Under the RPS Scheme, RPS holders will receive $105.26 cash for each RPS plus the value of any dividends accrued to the time of the implementation of the RPS Scheme.

The RPS Scheme must be approved by RPS holders and the Court. The RPS Scheme is conditional on the Ordinary Scheme proceeding but is not conditional on the Option Scheme (see below).

RPS holders will also have to take into account their rights to request conversion of their RPS and Jupiters' proposed response to any such requests (see below).


Jupiters Options
----------------

Jupiters has agreed to propose a scheme of arrangement to holders of Jupiters executive options (the "Option Scheme") whereby optionholders will receive cash consideration from TABCORP in exchange for the cancellation of all of the 1.57 million options on issue. The consideration payable will be $2.07 per option for options expiring on 30 August 2011 and $2.14 per option for options expiring on 5 November 2011.

The Option Scheme must be approved by the optionholders. The Option Scheme is conditional on the Ordinary Scheme proceeding but is not conditional on the RPS Scheme.

CENTREBET SALE PROCESS

The sale process for Jupiters' Centrebet business is underway, with short-listed potential purchasers currently conducting due diligence on the business. Final bids are expected to be received by late June and a final sale agreement negotiated by late July.

Jupiters intends that any final sale agreement will complete as soon as possible and, in any event, before 31 October 2003.

If the sale of Centrebet occurs in that timeframe and the Ordinary Scheme is approved, Jupiters' ordinary shareholders will receive the value of the Net Centrebet Proceeds (as described in the attachment to this announcement) pro rated according to the number of Jupiters ordinary shares


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held by them. If satisfactory tax rulings are obtained, the value will be distributed by Jupiters as a fully franked special dividend to Jupiters' ordinary shareholders. If satisfactory tax rulings are not obtained, the value will be distributed by TABCORP as an additional cash payment under the Ordinary Scheme.

If the sale of Centrebet is not completed by 31 October 2003 and the Ordinary Scheme is approved, TABCORP will issue one unsecured note to Jupiters' ordinary shareholders in respect of each Jupiters ordinary share held. In these circumstances, TABCORP will continue to pursue the sale of Centrebet until 30 June 2004. If a sale of Centrebet is completed by 30 September 2004, TABCORP will redeem each note for a cash amount equivalent to the pro rata proportion of the Net Centrebet Proceeds represented by one Jupiters ordinary share at the time of the merger. If a sale agreement is not entered into before 30 June 2004 or a sale is not completed before 30 September 2004, the notes will lapse and Centrebet will remain in the TABCORP group.

CONDITIONS TO THE MERGER

Both parties have undertaken detailed due diligence and have reached agreement on all relevant commercial issues.

The merger remains subject to various conditions including:

          - approval of the Ordinary Scheme by Jupiters' ordinary shareholders and the Supreme Court of Queensland;

          - grant of regulatory approvals, particularly approval of the Queensland State Government under relevant gaming legislation;

          - satisfaction of the conditions of TABCORP's loan facilities to be used to fund the cash components of the schemes (excluding conditions which are procedural and in the sole control of TABCORP);

          - specified events not occurring in relation to, and specified actions not being taken by, Jupiters;

          - specified events not occurring in relation to, and specified actions not being taken by, TABCORP; and

          -    no material adverse change in Jupiters or TABCORP occurring.

The conditions are described in more detail in the attachment to this announcement.

Both Jupiters and TABCORP are confident that the conditions will be satisfied.


FINANCING

TABCORP has entered into commitment letters with a syndicate of banks to provide the debt funding required to complete the merger.


TABCORP REGULATORY APPROVALS

TABCORP has applied to various regulatory authorities for the necessary approvals to allow the merger to proceed. Although the various regulatory authorities have not yet formally responded to


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the applications, TABCORP expects to have a formal response prior to the scheme meetings of Jupiters' shareholders and optionholders.


TAX RULINGS

Jupiters has applied or will shortly apply to the Australian Tax Office ("ATO") for tax rulings in relation to the proposed fully franked special dividend of $0.75 cash per Jupiters ordinary share and the proposed Centrebet special dividend (described above). Although the ATO has not yet formally responded to the applications which have been lodged, nothing has come to Jupiters' attention that would indicate that the applications will be unsuccessful.


EXCLUSIVITY AND COST REIMBURSEMENT

Jupiters has agreed not to solicit competing proposals to the proposed merger with TABCORP. In addition, Jupiters has agreed to notify TABCORP of any approaches from a third party in relation to a competing proposal.

Jupiters has agreed to pay TABCORP $12.2 million to reimburse it for costs incurred in relation to the proposed merger if the merger does not proceed for various reasons (as detailed in the attachment to this announcement).

TABCORP has agreed to pay Jupiters $7.5 million to reimburse it for costs incurred in relation to the proposed merger if the merger does not proceed for various reasons (as detailed in the attachment to this announcement).


DIVIDENDS

Jupiters' ordinary shareholders will receive a final ordinary dividend with respect to the June 2003 financial year and will not participate in the TABCORP final dividend with respect to the June 2003 financial year.

The amount of the Jupiters dividend will be determined in accordance with Jupiters' usual dividend payment practice, but will be no more than 12 cents per ordinary share.

Jupiters has suspended its dividend reinvestment plan, effective immediately.


RESET PREFERENCE SHARES

TABCORP notes that Jupiters today separately announced various amendments to the terms of issue of the RPS and how those terms are to be applied in the context of the merger. TABCORP considered those amended terms before entering into the Merger Agreement.

Going forward, holders of RPS may lodge a conversion notice with Jupiters, requesting conversion of their RPS into Jupiters ordinary shares - including under conversion rights which might be triggered in connection with the merger. As provided for in the terms of the RPS, Jupiters will not permit such conversions and instead will redeem, or arrange for the sale to TABCORP of, the relevant RPS. To facilitate the merger, TABCORP has agreed to purchase any RPS which Jupiters arranges to sell to it, and to subscribe for new securities in Jupiters to facilitate the redemption of other RPS.

If the merger is implemented, but the RPS Scheme is not approved, TABCORP intends that Jupiters will continue with the above approach to conversion requests.


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TIMING AND MERGER DOCUMENTATION

It is currently anticipated that merger documentation will be sent to Jupiters' shareholders and optionholders in August 2003 and that meetings to consider the merger will be held in September 2003. This assumes that the Centrebet sale completes by September 2003.

The merger documentation will include full details of the proposed merger.

PricewaterhouseCoopers Securities Ltd has been appointed to prepare an independent expert's report for each of the Ordinary Scheme and the RPS Scheme, which will be included in the merger documentation.

The ultimate timetable will depend on when the tax rulings outlined above are obtained and the results of the Centrebet sale process. (If the Centrebet sale does not complete before 31 October 2003, the meetings to consider the merger may not occur until the first week of November 2003.)

THE MERGED COMPANY BOARD

It is expected that Mr Lawrie Willett AO (the Chairman of Jupiters) and Mr John Story (a non-executive director of Jupiters) will be appointed to the TABCORP Board when the merger becomes effective (subject to the necessary regulatory approvals having been obtained by that date).

Jupiters and TABCORP will continue to keep their shareholders informed of any significant developments.

12 June 2003

For any inquiries, please contact:


AT JUPITERS                            AT TABCORP

Rob Hines                              Rohan Martin
Chief Executive Officer                Acting General Manager - Public Affairs
and Managing Director                  TABCORP Holdings Limited
Jupiters Limited                       (03) 9868 2891
(07) 5584 8900



AT CITIGROUP                           AT UBS INVESTMENT BANK

Paul Binsted                           Peter Scott
Citigroup Global Markets               UBS Investment Bank
(02) 8225 4663                         (03) 9242 6367


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                         ATTACHMENT TO ASX ANNOUNCEMENT

                   JUPITERS AND TABCORP FINALISE MERGER TERMS

CONDITIONS TO THE MERGER

The Merger Agreement includes a number of conditions which must be satisfied (or waived by the relevant party) for the merger to proceed, including those set out below.

In addition to those conditions, implementation of the Ordinary Scheme will be subject to the approval of Jupiters' ordinary shareholders, and implementation of the RPS Scheme and the Option Scheme will be subject to the approval of, respectively, RPS holders and optionholders. Each scheme of arrangement will also be subject to approval of the Supreme Court of Queensland.

The parties are required to use their best endeavours to satisfy the conditions by no later than the time Jupiters applies to the Court for approval of the schemes of arrangement (assuming Jupiters' ordinary shareholder approval is obtained).

Regulatory approvals
--------------------

All regulatory approvals required to implement the merger must be obtained, including in particular the approvals required from the Queensland State Government under relevant gaming legislation.


Financing conditions
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The conditions to funding under the commitment letter and definitive financing documentation put in place by TABCORP to fund completion of the merger (other than conditions of a procedural nature that are within TABCORP's sole control) must have been satisfied or waived by the banks.

No Jupiters prescribed occurrence
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No restructuring of Jupiters' share capital, nor any insolvency event, can have occurred. In addition, Jupiters must not have (amongst other things):

          - disposed of any of its subsidiaries, or acquired or disposed of businesses or assets worth more than $10 million;

          - paid any dividend or other distribution (other than the Jupiters' final dividend for the June 2003 financial year and any dividends on the RPS);

          - entered into any contract with a period of more than two years, or worth more than $500,000 (except where previously legally committed);

          - incurred any debt or made any loan, other than under existing facilities;

          - made any capital expenditure in excess of $500,000 (except where previously legally committed);

          -    varied or waived its rights under any material contract; or

          - applied or amended the terms of the RPS in a manner that it has not made known prior to the Merger Agreement being signed.



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Such actions are not prevented, however, where the relevant matter was disclosed to TABCORP prior to the Merger Agreement being signed or if it relates to Centrebet (amongst other exceptions).


No TABCORP prescribed occurrence
--------------------------------

No restructuring of TABCORP's share capital, nor any insolvency event, can have occurred. In addition, following the announcement by TABCORP of a significant corporate action involving:

          - the issue of securities (other than in connection with the merger or any employee share plan or dividend reinvestment plan);

          - the acquisition of assets or securities (other than in the ordinary course of business) with a cumulative value of more than $185 million; or

          - the disposal of substantially all of one of its operating divisions,

TABCORP's volume weighted average share price cannot be below $8.98, where that fall relative to $10.26 represents an underperformance relative to the S&P/ASX 100 Index since 5 March 2003 of more than 7.5 percentage points.


No material adverse change
--------------------------

No material adverse change to Jupiters or TABCORP or their respective businesses can have occurred. For both parties, such a change is measured by its effect on either operating earnings before interest and tax ("EBIT") or net assets. In addition, in the case of Jupiters only, capital expenditure in excess of those levels disclosed to TABCORP prior to the Merger Agreement being signed will also be taken into account.

In the case of Jupiters, EBIT effects must be greater than $1 million to be taken into account, while for assets the threshold is $5 million. The aggregate impact of relevant EBIT effects, asset effects and capex must be at least $60 million (after applying a factor of 10 to EBIT effects).

In the case of TABCORP, EBIT effects must be greater than $7 million to be taken into account, while for assets the threshold is $36 million. The aggregate impact of relevant EBIT effects and asset effects must be at least $438 million (after applying a factor of 10 to EBIT effects).

Matters relating to the operation of Centrebet are not taken into account for the purpose of assessing where a material adverse change has occurred in relation to Jupiters.


Centrebet
---------

Jupiters must have complied with its obligations in relation to the operation and disposal of the Centrebet business. Jupiters is required to use reasonable endeavours to sell the Centrebet business before 31 October 2003, and on certain key terms agreed with TABCORP.



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EXCLUSIVITY AND COST REIMBURSEMENT

Consistent with the parties' agreement to work exclusively together on the proposed merger, the Merger Agreement requires Jupiters not to solicit or encourage any proposal that might compete with the merger, or to agree to any such solicited proposal.

In addition, Jupiters must notify TABCORP if any approaches are made to it in connection with a competing proposal, or if Jupiters engages in discussions or provides information for the purposes of a competing proposal.

If Jupiters pursues an unsolicited competing proposal that the Board of Jupiters considers, on the basis of appropriate advice, is sufficiently certain and more favourable than the merger, then Jupiters will be required to reimburse TABCORP $12.2 million for costs incurred by TABCORP in relation to the proposed merger.

Similarly, Jupiters will be required to reimburse that amount to TABCORP in circumstances where:

          - a third party acquires control of Jupiters or a substantial part of its business or assets;

          - the Board of Jupiters withdraws its recommendation of the merger, other than where Jupiters shows that is on the basis of the independent expert's opinion; or

          - the merger does not proceed due to a material breach by Jupiters of its obligations under the Merger Agreement.

TABCORP will be required to reimburse Jupiters $7.5 million for costs incurred by Jupiters in relation to the proposed merger, where:

          - TABCORP terminates the Merger Agreement as a result of the conditions to its funding arrangements for the merger not being satisfied (or waived by the banks), except where TABCORP shows that the dominant reason for that is a material adverse change in the business or financial condition of the Jupiters group; or

          - the merger does not proceed due to a material breach by TABCORP of its obligations under the Merger Agreement.


NET CENTREBET PROCEEDS

The Merger Agreement sets out the basis of calculation of the Net Centrebet Proceeds to be distributed to Jupiters' ordinary shareholders, assuming the Centrebet business is sold.

The relevant amount will be calculated on the basis of the actual amount received under the sale agreement by the Jupiters group, plus the amount of any adjustments made to deal with the liability assumed by the purchaser for customer deposits and undecided bets. In addition, an amount equal to the net profit after tax of the Centrebet business for the period from 1 July 2003 to completion of the Centrebet sale will be added.

From that sum will be deducted the amount of any cash transferred to the purchaser, as well as costs and taxes incurred or to be incurred in connection with the sale. Further deductions will be applied if the sale of Centrebet does not complete by 31 October 2003.


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